RESIGNATION
                                   -----------


I, Courtney Koepsell, the Treasurer and a director of Dr. Protein.com, Inc., a Delaware corporation, ("Company") hereby tender and submit my resignation as the Treasurer and a director of the Company, such resignation to be effective upon this 13th day of February, 2003.


/s/ Courtney Koepsell
---------------------------------------
Courtney Koepsell